UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2025

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

As previously disclosed, on September 26, 2024, Scinai Immunotherapeutics Ltd. (“Scinai”) entered into a license agreement with an unaffiliated U.S. private company (“Licensee”), pursuant to which Scinai has granted Licensee exclusive global rights to certain patents and know-how under Scinai’s agreement with the Max Planck Society and the University Medical Center Göttingen for the development and commercialization of licensed products. Information communicated to the Company indicates the Licensee has determined that current market conditions and capital resources available to the Licensee make it inadvisable to proceed at this time with the remainder of the pre-clinical evaluation and, accordingly, has exercised its right to terminate the agreement.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-271293 and File No. 333-239344) and Form F-3 (File No. 333-274078 and File No. 333-276767), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.

Date: March 24, 2025	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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